UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

EVERYDAY HEALTH, INC.

(Name of Subject Company)

EVERYDAY HEALTH, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

300415106

(CUSIP Number of Class of Securities)

Alan Shapiro

Executive Vice President

& General Counsel

Everyday Health, Inc.

345 Hudson Street, 16th Floor

New York, NY 10014

(646) 728-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Babak Yaghmaie

Darren DeStefano

Ron Hopkinson

Cooley LLP

1114 Avenue of the Americas

New York, NY 10036-7798

(212) 479-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”), initially filed by Everyday Health, Inc., a Delaware corporation (“Everyday Health”), with the Securities and Exchange Commission (the “SEC”) on November 2, 2016, relating to the tender offer by Project Echo Acquisition Corp., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Ziff Davis, LLC, a Delaware limited liability company (“Parent”) and a wholly-owned subsidiary of j2 Global, Inc., a Delaware corporation, to purchase all of the outstanding shares of Everyday Health’s Common Stock (the “Shares”) at a purchase price of $10.50 per Share, in cash, without interest and less any applicable withholding taxes or other taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 2, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following immediately following the last paragraph therein:

“Expiration of Offering Period; Completion of Merger

The Offer expired one minute after 11:59 p.m., Eastern time, on December 2, 2016 (the “Expiration Time”). American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised Parent and Purchaser that, as of the Expiration Time, an aggregate of 30,147,717 Shares had been validly tendered and not properly withdrawn pursuant to the Offer as of the Expiration Time (including 1,032,326 Shares tendered pursuant to guaranteed delivery procedures), representing an aggregate of approximately 87.8% of the outstanding Shares as of the Expiration Time (or approximately 84.8% of outstanding Shares as of the Expiration Time, excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been received), which Shares are sufficient to have satisfied the Minimum Condition and to enable the Merger to occur under Delaware law without a vote of Everyday Health’s stockholders. All conditions to the Offer having been satisfied, Purchaser has accepted for payment all Shares validly tendered and not properly withdrawn during the offer period, and Purchaser will promptly pay for all such Shares, if it has not already done so, in accordance with the terms of the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired sufficient Shares so that a merger of Purchaser with and into Everyday Health was consummated on December 5, 2016, without a vote of the stockholders of Everyday Health, pursuant to Section 251(h) of the DGCL. In the Merger, each Share not tendered and accepted for payment in the Offer (other than those Shares with respect to which the holders are entitled to and properly exercised demands for appraisal of such Shares under Delaware law that have neither effectively withdrawn nor lost their rights to such appraisal and payment under Delaware law with respect to such Shares) was converted into the right to receive an amount in cash equal to the Offer Price. As a result of the Merger, Everyday Health became a direct wholly owned subsidiary of Parent and the Common Stock ceased to be traded on the New York Stock Exchange.

On December 5, 2016, Parent issued two press releases, one announcing the successful completion of the Offer, the acceptance of Shares tendered during the offer period and the results of the Offer, and the other announcing the successful completion of the Merger. Copies of the press releases issued by Parent are filed as Exhibits (a)(1)(H) and (a)(1)(I), respectively, to the amendment to the Schedule TO filed with the SEC on December 5, 2016 and are incorporated by reference herein.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the list of exhibits that appears therein:

2

Exhibit No.	Description

(a)(9)	Press Release issued by j2 Global, Inc., dated December 5, 2016 (incorporated by reference to j2 Global, Inc.’s Form 8-K (No. 001-36371) filed with the SEC on December 5, 2016).

(a)(10)	Press Release issued by j2 Global, Inc., dated December 5, 2016 (incorporated by reference to j2 Global, Inc.’s Form 8-K (No. 001-36371) filed with the SEC on December 5, 2016).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EVERYDAY HEALTH, INC.

By:	/s/ Alan Shapiro
Name:	Alan Shapiro
Title:	Executive Vice President and General Counsel

Dated: December 5, 2016